

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. Tong Shiping
 President and Chief Executive Officer
CHINA AUTO LOGISTICS INC.
No. 87 No. 8 Coastal Way, Floor 2
Construction Bank, FTZ
Tianjin Province, The People's Republic of China  300461

> **Re:    China Auto Logistics Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2010**
> **File No. 1-34393**

Dear Mr. Shiping:

        We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,


                        Beverly A. Singleton
                        Staff Accountant